

November 19, 2010

James D. Wheat
Chief Financial Officer
Silicon Graphics International Corp.
46600 Landing Parkway
Fremont, CA 94538

      Re: Silicon Graphics International Corp.
              Form 10-K for the Fiscal Year Ended June 25, 2010
              Filed September 8, 2010
              Form 10-Q for the Fiscal Quarter Ended September 24, 2010
              Filed November 3, 2010
              File No. 000-51333

Dear Mr. Wheat:

      We have reviewed your letter dated October 22, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 24, 2010.

Form 10-K for the Fiscal Year Ended June 25, 2010

Item 1. Business

Customers, page 4

1.   We note your response to prior comment 1. Given the significant amount of revenue that you earned from sales to Amazon in fiscal years 2009 and 2010 and the first three months of fiscal 2011, and that fact that these sales were subject to the terms and conditions of your master purchase agreement ("MPA") with Amazon, it appears that you are substantially dependent upon that MPA. Accordingly, please amend your 10-K to include your MPA with Amazon as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

General

2.   We note your response to prior comment 5 addresses multiple-element arrangements where you are unable to separate the deliverables for revenue recognition purposes (i.e., software products integrated with the hardware ("hardware appliance") and post contract customer support). However, you do not discuss multiple-element arrangements involving products that are not hardware appliances that also include customer support and/or professional services. Please quantify the amount of service revenue recognized during the fiscal year ended June 25, 2010 from such arrangements as well as revenue recognized from services sold separately and how you considered Rule 5-03(b)(1) and (2) of Regulation S-X in this regard.

Form 10-Q for the Fiscal Quarter Ended September 24, 2010

Item 1. Financial Statements (unaudited)

Notes to Condensed Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

3.   We note you adopted ASU Nos. 2009-13 and 2009-14 effective June 26, 2010 on a prospective basis. Please clarify the following so that we may better understand your disclosures and accounting under the new guidance for multiple-element arrangements that include hardware appliances and where the undelivered element is post contract customer support:

• We note your disclosure on page 7 regarding multiple-element arrangements where software is "more-than-incidental." Please clarify whether this means the software is considered essential to the functionality of the hardware. If so, please discuss the basis for your conclusions.

• With respect to arrangements where software is "more-than-incidental," please identify the non-software deliverables and software deliverables. In this regard, the designation "software deliverables" suggests that the software elements are included within the scope of the software revenue recognition guidance. However, this is inconsistent with ASU No. 2009-14 if, in fact, the software is essential to the functionality of the hardware. Please clarify.

- • We note your disclosure that if an arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is recognized as one unit of accounting using the software revenue recognition guidance. Based on the guidance in ASU No. 2009-14, this suggests that the software is not essential to the functionality of the tangible product. For clarification purposes, please identify the software deliverables to which you are referring and discuss how this disclosure relates to the other disclosures noted above.

Note 4. Financial Instruments and Fair Value

Long-term Investments, page 8

4.   We note that during the three months ended September 24, 2010, you entered into an offer to sell your auction rate securities and as a result recognized a $1.2 million other-than-temporary impairment loss on the portfolio. We also note your disclosure on pages 62 and 80 of your Form 10-K for the fiscal year ended June 25, 2010, that you had the intent and ability to hold these securities until the entire amortized cost basis of such securities recovered. Tell us when you determined your intention to sell your auction rate securities and how you considered disclosing the reasons for your intention to sell these securities. Additionally, in light of the timing of the filing of your Form 10-K on September 8, 2010 and the close of the fiscal quarter, please tell us how you considered disclosing this in your Form 10-K as a known event that was reasonably likely to have a material effect on future operating results, including how you considered providing quantitative disclosure of the amount of loss that you reasonably expected to realize. Refer to Instruction 3 to Item 303(a) of Regulation S-K.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 37

5.   Your effectiveness conclusion includes an incomplete definition of disclosure controls and procedures as it does not include all of the components described in Exchange Act Rule l3a-15(e). Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, please either include the complete definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) or simply

indicate that your disclosure controls and procedures were effective without providing a partial definition.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief